SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Blocklisting Interim Review dated 09 June 2006

99.1

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 9 June 2006.

Name of applicant:                                         InterContinental Hotels Group PLC

Name of scheme:                                            InterContinental Hotels Group Sharesave Plan

Period of return:                           From:          24 December 2005          To:     8 June 2006

Balance under scheme from previous return:                 1,769,740

The amount by which the block scheme has been increased,   -
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   -
period:

Balance under scheme not yet issued/allotted at end of     1,769,740
period

Number and class of securities originally listed and the   1,769,740 ordinary shares  - 24 June 2005
date of admission

Total number of securities in issue at the end of the      423,356,808
period

Name of contact:                                           Catherine Springett

Address of contact:                                        Head of Secretariat

Telephone number of contact:                               01753 410 242

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/
duly authorised officer,

for and on behalf of

InterContinental Hotels Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 9 June 2006.

Name of applicant:                                         InterContinental Hotels Group PLC

Name of scheme:                                            InterContinental Hotels Group Executive Share Option  Plan

Period of return:                           From:          24 December 2005          To:     8 June 2006

Balance under scheme from previous return:                 742,556

The amount by which the block scheme has been increased,   3,000,000
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   1,543,216
period:

Balance under scheme not yet issued/allotted at end of     2,199,340
period

Number and class of securities originally listed and the   122,980 ordinary shares - 24 June 2005
date of admission

Total number of securities in issue at the end of the      423,356,808
period

Name of contact:                                           Catherine Springett

Address of contact:                                        Head of Secretariat

Telephone number of contact:                               01753 410 242

SIGNED BY   ______________________________________________

Director/company secretary/suitably experienced employee/
duly authorised officer,

for and on behalf of

InterContinental Hotels Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 June 2006